1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

April 4, 2024

VIA EDGAR

Mr. Brian Szilagyi

Mr. Daniel Greenspan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Institutional Income Fund Registration Statement on Form N-2 File Nos. 333-276455 and 811-23758

Dear Mr. Szilagyi and Mr. Greenspan:

This letter responds to comments that Mr. Szilagyi conveyed in a telephonic discussion with Alexander C. Karampatsos and Katherine T. Hurley of Dechert LLP on March 11, 2024 and that Mr. Greenspan conveyed in a telephonic discussion with Alexander C. Karampatsos of Dechert LLP on March 27, 2024 with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2024 on behalf of Eagle Point Institutional Income Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comment

1.	Comment: With respect to Part C of the Registration Statement, please revise Part A of Item 25 of the Registration Statement to refer to the Fund’s audited financial highlights contained in the Fund’s annual shareholder report or supplementally confirm that the financial highlights referenced in Part A of Item 25 are in fact audited.

Response:           The Fund hereby confirms that the financial highlights referenced in Part A of Item 25 of the Registration Statement have been audited. The Fund inadvertently included the term, “unaudited,” in Part A of Item 25 of Pre-Effective Amendment No. 1 to the Registration Statement.

Mr. Szilagyi Mr. Greenspan April 4, 2024 Page 2

Legal Comment

1.	Comment: In the definitive prospectus filing to be made pursuant to Rule 424 under the Securities Act, please add disclosure describing how the Fund interprets Section 8(b)(1)(E) of the 1940 Act as it relates to the Fund’s concentration policy.

Response:           The Fund will add the following disclosure to the definitive prospectus filing:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The Fund will not concentrate in any particular industry or group of industries, except as otherwise provided for in subparagraph (7). The policy in subparagraph (7) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Philip T. Hinkle, Dechert LLP

Jonathan H. Gaines, Dechert LLP